Exhibit 99.1

FOR IMMEDIATE RELEASE

Surna Reports Q4 2017 Results

April 2, 2018 – Boulder, Colorado – Surna Inc., a manufacturer of application-specific climate and environmental control and air sanitation systems for state-regulated indoor cannabis cultivation facilities (OTCQB: SRNA), announced today operating and financial results for the three and twelve months ended December 31, 2017. We will not be hosting a conference call following the release of our financial results.

Highlights

●	Our revenue for the three months ended December 31, 2017 was $2,309,000, an increase of $743,000, or 47%, compared to the three months ended September 30, 2017, and an increase of $290,000, or 14%, compared to the three months ended December 31, 2016.

●	Our fourth quarter 2017 revenue represents our largest quarterly revenue since our first quarter of 2016 revenue of $2,499,000.

●	Revenue for the year ended December 31, 2017 was $7,210,000, a decrease of $370,000, or 5%, compared to the year ended December 31, 2016. However, our total net bookings for 2017 were $9,020,000.

●	During the three months ended December 31, 2017, we had net bookings of $2,454,000, an increase of $510,000, or 26%, compared to the three months ended September 30, 2017.

●	Our ending backlog as of December 31, 2017 was $4,456,000, an increase of $145,000, or 3%, compared to our September 30, 2017 backlog, and our largest quarter-end backlog in 2017.

●	We realized a net loss of $1,366,000 for the three months ended December 31, 2017, which includes $869,000 of non-cash equity-related compensation expenses, and $145,000 of non-cash debt-related expenses.

Chris Bechtel, the Company’s CEO stated: “Overall, we are pleased with the progress Surna has made in the fourth quarter. We continue to upgrade our engineering, technical and other personnel, expand our sales coverage and marketing outreach, focus on new product development, and improve our project management and production processes. We believe these investments and increased staffing are necessary for us to continue to leverage our current market presence, build our pipeline in the California and Canadian markets, and position us for our expected future growth.”

Results of Operations

Revenue for the year ended December 31, 2017 was $7,210,000 compared to $7,580,000 for the year ended December 31, 2016, a decrease of $370,000, or 5%. Although our net bookings trended favorably and our backlog grew during 2017, revenue recognition continues to be impacted by our long and uncertain sales cycle and delays faced by our customers in the construction of new cultivation facilities. Further, while additional states have approved some form of cannabis use and cultivation, either for medical or recreational use, the legislation will not result in immediate new construction activity as states need time to issue implementing rules and regulations for the licensing and sales activity and local authorities need to issue building permits. These factors make it difficult for us to predict when we will recognize revenue.

Cost of revenue increased by $24,000 from $5,276,000 for the year ended December 31, 2016 to $5,300,000 for the year ended December 31, 2017. Our gross profit for the year ended December 31, 2017 was $1,910,000 compared to $2,304,000 for the year ended December 31, 2016. Gross profit margin decreased by four percentage points from 30% for the year ended December 31, 2016 to 26% for the year ended December 31, 2017. This decrease was due primarily to lower margin on our engineering services and an increase in shipping and handling costs in year ended December 31, 2017 compared to the year ended December 31, 2016.

Operating expenses increased by 117% from $2,837,000 for the year ended December 31, 2016 to $6,152,000 for the year ended December 31, 2017, an increase of $3,315,000. The operating expense increase consisted of: (i) an increase in selling, general and administrative expenses (“SG&A expenses”) of $3,008,000, and (ii) an increase in advertising and marketing expenses of $336,000, offset by (iii) a decrease in product development expense of $29,000.

The increase in SG&A expenses for the year ended December 31, 2017 compared to the year ended December 31, 2016, was due primarily to: (i) an increase of $1,345,000 in stock-related compensation paid to employees and consultants, (ii) an increase of $614,000 in salaries and benefits, (iii) an increase of $204,000 in legal and consulting fees, (iv) an increase in sales travel of $134,000, and (v) an increase of $785,000 in cash and stock-related compensation paid to our independent directors.

The increase in marketing expenses were primarily for: (i) our investment in re-branding the Surna name and logo, including approximately $160,000 to revise and update our website and marketing materials, (ii) our increased presence at industry trade shows and events resulting in increased expenses of $49,000, and (iii) marketing salaries and benefits (including stock related-compensation) which increased by approximately $58,000.

We had an operating loss of $4,242,000 for the year ended December 31, 2017, as compared to an operating loss of $533,000 for the year ended December 31, 2016, an increase of $3,709,000. The operating loss included $2,140,000 of non-cash, stock-based compensation expenses in the year ended December 31, 2017 as compared to $4,000 for the year ended December 31, 2016. Excluding these non-cash items, our operating loss increased by $1,573,000.

Overall, we had a net loss of $4,919,000 for the year ended December 31, 2017 as compared to a net loss of $3,273,000 for the year ended December 31, 2016, an increase of $1,646,000. The net loss included $2,140,000 of non-cash, stock-based compensation expenses and $681,000 of debt-related costs in the year ended December 31, 2017 as compared to non-cash, stock-based compensation expense of $4,000 and debt-related costs of $2,780,000 in the year ended December 31, 2016. Excluding these non-cash items, our net loss increased by $1,609,000.

Regulatory Changes are Leading Indicator for New Facility Construction

The demand for our climate control and air sanitation systems, including system design and engineering, proprietary equipment, and third party manufactured equipment, is primarily influenced by the construction of new cannabis cultivation facilities in the U.S. and Canada. Due to continued uncertainty of the cannabis industry following the U.S. Justice Department’s announcement of its opposition to legalized cannabis in early 2017, and the January 4, 2018 rescission of the Cole Memo, we believe there may be an interim decrease in the development and financing of new cannabis cultivation facilities. However, this possible market effect is expected to be mitigated by California’s legalization of recreational cannabis use, which became effective on January 1, 2018, and the anticipated mid-2018 federal legalization of cannabis in Canada.

Recent and anticipated regulatory changes involving medicinal and/or recreational cannabis use in various jurisdictions, such as California and Canada, tend to be a leading indicator for the granting of licenses for new facility construction. As more new cultivation facilities become licensed, we in turn have an expanded set of potential customers that might buy our climate control systems.

For 2018, we intend to pursue customers seeking to build indoor cannabis cultivation facilities in all regulated markets, with special focus in California and Canada. In Canada medicinal use of cannabis is federally legal, and the Canadian federal government has indicated its intention to legalize recreational use by July 2018, although passage of recreational use federal legislation in Canada is not certain. We also believe that Michigan could offer opportunities in 2018 as the state attempts to move to a recreational use regulated market, with the second-largest medical cannabis patient base in the U.S.

Sales Contract Backlog

Since August 2017, we have focused our efforts on expanding and better qualifying our pipeline of opportunities, increasing our bookings of new sales contracts, and improving our project management processes to shorten the time period from sales execution to project completion. To further these efforts, we have made investments to improve and add personnel in critical positions within sales, sales management, project management, engineering, and production. We also have improved our performance management and metrics to give better visibility about our customer pipeline, the expected timing of new sales orders, the completion of our active commercial projects and more defined departmental accountability.

We are in the process of completing facility improvement and expansion, increasing our square footage from 12,700 to 18,600, and increasing our production floor space from 5,900 to 9,200 square feet. We are reconfiguring our production processes and work flows in an effort to increase our production capacity and improve efficiencies. These actions are expected to be completed in the second quarter of 2018, and they will be partially funded with a tenant improvement allowance being provided by our landlord as part of our new lease agreement.

We believe these investments are necessary to position us for our expected future growth. With the lengthy sales cycle, it may take six to 12 months or more before we begin to realize a return on these investments. We continue to focus on increasing our sales contract backlog and quoting on larger (i.e., greater than $100,000) projects in an effort to increase revenue. We also will focus on leveraging our current market position to build up our sales pipeline in the California and Canadian markets, as well as other emerging cannabis-related U.S. markets. As sales opportunities are converted into contracts, we are preparing to meet our customers’ demand for timely delivery of a fully engineered, application-specific, climate control system.

The following table sets forth: (i) our beginning backlog (the remaining contract value of outstanding sales contracts for which we have received an initial deposit as of the previous period), (ii) our net bookings for the period (new sales contracts executed during the period for which we received an initial deposit, net of any adjustments including change orders during the period), (iii) our recognized revenue for the period, and (iv) our ending backlog for the period (the sum of the beginning backlog and net bookings, less recognized revenue).

	For the quarter ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	2017 Total
Backlog, beginning balance	$2,646,000	$3,790,000	$3,933,000	$4,311,000
Net bookings, current period	$2,737,000	$1,885,000	$1,944,000	$2,454,000	$9,020,000
Recognized revenue, current period	$1,593,000	$1,742,000	$1,566,000	$2,309,000	$7,210,000
Backlog, ending balance	$3,790,000	$3,933,000	$4,311,000	$4,456,000

During the fourth quarter of 2017, (i) our net bookings were $2,454,000, an increase of $510,000, or 26%, compared to the prior quarter, and (ii) our recognized revenue was $2,309,000, an increase of $743,000, or 47%, compared to the prior quarter.

As of December 31, 2017, our ending backlog was $4,456,000, an increase of $145,000, or 3%, compared to the prior quarter-end. About 41% of our December 31, 2017 ending backlog (down from 45% at September 30, 2017) is attributable to projects for which we have only received an initial deposit and, as a result, there are potential risks that the equipment portion of these projects will not be completed or will be delayed, which could occur if our customer is dissatisfied with the quality or timeliness of our engineering services or there is a delay or abandonment of the project due to the customer’s inability to obtain project financing or licensing.

Backlog and net bookings may not be indicative of future operating results, and our customers may attempt to renegotiate or terminate their contracts for a number of reasons, including delays in or inability to obtain project financing or licensing. Accordingly, there can be no assurance that contracts included in backlog will actually generate revenues or when the actual revenues will be generated. Backlog and net bookings are considered non-GAAP financial measures, and therefore, they should be considered in addition to, rather than as a substitute for, recognized revenue and deferred revenue. Further, we can provide no assurance as to the profitability of our contracts reflected in backlog and net bookings. See “Non-GAAP Financial Measures” below.

Balance Sheet and Capital Requirements

As of December 31, 2017, we had cash and cash equivalents of $2,468,000, compared to cash and cash equivalents of $320,000 as of December 31, 2016. The $2,148,000 increase in cash and cash equivalents during the year ended December 31, 2017 was primarily the result of: (i) aggregate proceeds of $4,453,000 raised from the sale of investment units to accredited investors during the first and fourth quarter of 2017, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, and (ii) the proceeds of $500,000 raised from the issuance of certain promissory notes, which were converted into our common stock in the third quarter of 2017, offset by (iii) cash used for debt repayment of $332,000, (iv) cash used in our operating activities of $2,267,000, and (v) cash used in our investing activities of $205,000.

Since our inception, we have raised capital through private sales of common stock and debt securities. Our future success is dependent upon our ability to achieve profitable operations and generate cash from operating activities, including our receipt of deposits from customers under our sales contracts.

Management has determined that we will likely need to raise debt and/or equity financing during the second or third quarter of 2018 in order to continue our operations and achieve our growth targets. However, there can be no assurance that we will be able to raise such financing in sufficient amounts or on acceptable terms, or at all. If we are unable to raise such financing, we intend to explore various operating cost reductions. The precise amount and timing of the funding needs will depend on a number of factors, including the market demand for our products and services, the timing of our receipt of deposits from our customers under our sales contracts, our management of working capital, and the continuation of normal payment terms and conditions for purchase of goods and services.

About Surna Inc.

Surna Inc. (www.surna.com) designs, engineers and manufactures application-specific environmental control and air sanitation systems for commercial, state- and provincial-regulated indoor cannabis cultivation facilities in the U.S. and Canada. Our engineering and technical team provides energy and water efficient solutions that allow growers to meet the unique demands of a cannabis cultivation environment through precise temperature, humidity, light, and process controls and to satisfy the evolving code and regulatory requirements being imposed at the state and local levels.

Headquartered in Boulder, Colorado, we leverage our experience in this space in order to bring value-added climate control solutions to our customers that help improve their overall crop quality and yield as well as optimize the resource efficiency of their controlled environment (i.e., indoor and greenhouses) cultivation facilities. We have been involved in consulting, equipment sales and/or full-scale design for over 700 grow facilities since 2006 making us a trusted resource for indoor environmental design and control management for the cannabis industry.

Our customers have included small cultivation operations to licensed commercial facilities ranging from several thousand to more than 100,000 square feet. We have sold our equipment and systems throughout the U.S. and Canada as well as internationally in South Africa, Switzerland and the United Kingdom. Our revenue stream is derived primarily from supplying mechanical engineering services and climate and environmental control equipment to commercial indoor cannabis grow facilities. We also sell equipment to smaller cultivators who can purchase either directly from us, or from our authorized wholesalers or retailers. Though our customers do, we neither produce nor sell cannabis.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect our current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release, including the factors set forth in “Risk Factors” set forth in our Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and subsequent filings with the SEC. Please refer to our SEC filings for a more detailed discussion of the risks and uncertainties associated with our business, including but not limited to the risks and uncertainties associated with our business prospects and the prospects of our existing and prospective customers; the inherent uncertainty of product development; regulatory, legislative and judicial developments, especially those related to changes in, and the enforcement of, cannabis laws; increasing competitive pressures in our industry; and relationships with our customers and suppliers. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to Surna’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Non-GAAP Financial Measures

To supplement our financial results on U.S. generally accepted accounting principles (“GAAP”) basis, we use the non-GAAP measures including net bookings and backlog, as well as other significant non-cash expenses such as stock-based compensation and certain debt-related expenses. We believe these non-GAAP measures are helpful in understanding our past performance and are intended to aid in evaluating our potential future results. The presentation of these non-GAAP measures should be considered in addition to our GAAP results and are not intended to be considered in isolation or as a substitute for financial information prepared or presented in accordance with GAAP. We believe these non-GAAP financial measures reflect an additional way to view aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.

Statement about Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by U.S. federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that investments in the cannabis industry should be considered very high risk. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing

Jamie English
Director of Marketing
jamie.english@surna.com
(303) 993-5271

Surna Inc.

Consolidated Balance Sheets

	December 31,
	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$2,468,199	$319,546
Accounts receivable (net of allowance for doubtful accounts of $105,267 and $91,000, respectively)	422,589	47,166
Notes receivable	-	157,218
Other receivables	550	-
Inventory, net	522,622	747,905
Prepaid expenses	293,458	84,976
Total Current Assets	3,707,418	1,356,811
Noncurrent Assets
Property and equipment, net	401,356	93,565
Goodwill	631,064	631,064
Intangible assets, net	37,985	36,381
Deposits	51,000	-
Total Noncurrent Assets	1,121,405	761,010

TOTAL ASSETS	$4,828,823	$2,117,821

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,969,263	$1,337,853
Deferred revenue	1,011,871	1,421,344
Amounts due to shareholders	6,927	57,398
Convertible promissory notes, net	-	761,440
Convertible accrued interest	-	161,031
Derivative liabilities	410,880	477,814
Total Current Liabilities	3,398,941	4,216,880

NONCURRENT LIABILITIES
Deferred rent	17,396	-
Promissory note due shareholders	-	11,985
Total Noncurrent Liabilities	17,396	11,985

TOTAL LIABILITIES	3,416,337	4,228,865

Commitments and Contingencies (Note 12)

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 206,248,522 and 160,744,916 shares issued and outstanding, respectively	2,062	1,607
Additional paid in capital	20,664,563	12,222,789
Accumulated deficit	(19,254,911)	(14,336,212)
Total Shareholders’ Equity (Deficit)	1,412,486	(2,111,044)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$4,828,823	$2,117,821

Surna Inc.

Consolidated Statements of Operations

	For the Years Ended December 31,
	2017	2016
Revenue, net	$7,210,241	$7,579,863

Cost of revenue	5,299,977	5,275,968

Gross profit	1,910,264	2,303,895

Operating expenses:
Advertising and marketing expenses	625,773	289,992
Product development costs	319,680	349,062
Selling, general and administrative expenses	5,206,471	2,197,758
Total operating expenses	6,151,924	2,836,812

Operating loss	(4,241,660)	(532,917)

Other income (expense):
Interest and other income, net	4,097	40,157
Interest expense	(41,485)	(373,688)
Amortization of debt discount on convertible promissory notes	(63,157)	(1,529,219)
Loss on extinguishment of debt	(643,428)	(338,241)
Gain (loss) on change in fair value of derivative liabilities	66,934	(538,705)
Total other income (expense)	(677,039)	(2,739,696)

Loss from operations before provision for income taxes	(4,918,699)	(3,272,613)

Income taxes	-	-

Net loss	$(4,918,699)	$(3,272,613)

Loss per common share – basic and dilutive	$(0.03)	$(0.02)

Weighted average number of common shares outstanding, basic and dilutive	182,857,538	140,604,764

Surna Inc.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2017	2016
Cash Flows From Operating Activities:
Net loss	$(4,918,699)	$(3,272,613)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and intangible asset amortization expense	44,865	53,084
Amortization of debt discounts	37,637	1,529,219
Amortization of original issue discount on notes payable	25,520	-
(Gain) loss on change in derivative liabilities	(66,934)	538,705
Compensation paid in equity	2,139,865	4,386
Provision for doubtful accounts	14,267	50,127
Provision for excess and obsolete inventory	276,015	-
Loss on extinguishment of debt	643,428	338,241
Loss on disposal of other assets	26,682	4,280

Changes in operating assets and liabilities:
Accounts and other receivable	(390,240)	179,793
Inventory	(50,732)	513,897
Prepaid expenses	(208,482)	131,099
Accounts payable and accrued liabilities	289,905	(775,309)
Deferred revenue	(86,697)	434,899
Accrued interest	(9,772)	373,688
Deferred rent	17,396	-
Lease deposit	(51,000)	-
Net cash (used in) provided by operating activities	(2,266,976)	103,496

Cash Flows From Investing Activities
Capitalization of intangible assets	(18,624)	(25,292)
Purchases of property and equipment	(183,783)	(18,189)
Proceeds from the sale of property equipment	-	35,100
Cash disbursed for equipment held for lease	(159,806)	-
Cash disbursed for note receivable	-	(80,000)
Payments received on note receivable	157,218	130,000
Net cash (used in) provided by investing activities	(204,995)	41,619

Cash Flows From Financing Activities
Cash proceeds from sale of common stock and warrants	4,453,080	-
Payments on convertible notes payable	(270,000)	-
Proceeds from issuance of notes payable	500,000	-
Payments on loans	-	(34,115)
Payments on loans from shareholders	(62,456)	(122,011)
Net cash provided by (used in) financing activities	4,620,624	(156,126)

Net increase (decrease) in cash	2,148,653	(11,011)
Cash, beginning of period	319,546	330,557
Cash, end of period	$2,468,199	$319,546

Supplemental cash flow information:
Interest paid	$44,150	$-

Non-cash investing and financial activities:
Conversions of promissory notes and accrued interest to common stock	$1,751,155	$3,235,326
Derivative liability on convertible notes and warrants	$-	$673,050
Settlement liability reclassified from deferred revenue	$322,776	$-
Warrant modification included in loss on extinguishment of debt	$59,000	$-
Common shares issued with notes payable	$39,129	$-
Discount on notes payable	$37,500	$-
Unpaid purchases of equipment and other assets	$18,729	$-